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SEC FILE NUMBER
8-70885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CriticalPoint Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2101 Rosecrans Avenue, Suite 4255
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Young	(310) 321-4400	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams
(Name – if individual, state last, first, and middle name)

14555 DALLAS PARKWAY, SUITE 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Matthew Young_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CriticalPoint Partners LLC_____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO/CCO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on
this 20th day of March, 20 25,
by William Matthew Young
proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature [signature]

RENEE MARI CARLSON
COMM. #2387772
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires DEC. 21, 2025
TMS1 TMS1

(Seal)

CriticalPoint Partners, LLC
Financial Statement
Required by the U.S. Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2024

CriticalPoint Partners, LLC
Table of contents
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Members
CriticalPoint Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CriticalPoint Partners, LLC (the Company) as of December 31, 2024 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
March 20, 2025

We have served as the Company's auditor since 2022.

CriticalPoint Partners, LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	1,773,687
Securities owned, at fair value		3,469,342
Accounts receivable, net		475,543
Prepaid expenses		109,419
Fixed assets, net		806,211
Security deposit		201,915
Right of use assets		9,496,973
Other assets		4,901
TOTAL ASSETS	$	16,337,991
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	377,886
Lease liabilities		10,216,320
Total liabilities		10,594,206
MEMBERS' EQUITY		5,743,785
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	16,337,991

The accompanying notes are an integral part of this financial statement.

CriticalPoint Partners, LLC
Notes to Financial Statement
For the Year Ended December 31, 2024

1. Organization and Nature of Business

CriticalPoint Partners LLC (the "Company") was approved for FINRA membership on October 3, 2022. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activities include advising clients on potential merger and acquisition opportunities and sourcing add-on acquisitions for private equity sponsors.

2. Significant Accounting Policies

Basis of presentation - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions. Cash may at times exceed Federal Deposit Insurance Corporation limit of $250,000 per deposit per institution.

Securities Owned, at fair value - Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 - Fair Value Measurements. Investments owned by the Company are recorded on a trade-date basis. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Revenue recognition - The Company recognizes revenue in accordance with FASB ASC Topic 606 - Revenues from Contracts with Customers. The Company's investment banking income is derived from advising clients on potential merger and acquisition opportunities and sourcing add-on acquisitions for private equity sponsors.

Revenue contracts with clients are evaluated based on the five-step model under ASC 606: (1) identify the contract with the client; (2) identify the performance obligations in the contract; (3) determine if necessary, the transaction price; (4) allcoate the transaction price to separate performance obligations, if necessary; and (5) recognize revenues when (or as) each perfomance obligation is satisfied.

Revenue for investment banking is generally recognized upon the conclusion of the client transaction or project completion, at which point the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Retainers from sourcing mandates received from private equity sponsors are earned when invoiced, typically monthly, as the performance obligations are satisfied on an ongoing basis.

On occasion, additional consideration is promised within the contract. These investment banking fees are contingent upon the occurrence of future events and are therefore constrained by factors outside the Company's control. Due to the amount of the consideration being highly susceptible to factors outside of the Company's influence, the fees are considered earned after the future event has occurred and the constraints are relieved.

The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers the customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursements of such costs from the client are presented on a gross basis and are recognized at the point in time when such reimbursable costs are incurred.

2. Significant Accounting Policies (Continued)

Revenue Recognition (Continued) - The economic conditions which affect the Company's operations are related to overall trends in the economy and their impact on merger and acquisitions activity.

Segment reporting - The Company is engaged in a single line of business as a securities broker-dealer, brokerage services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations consitute a single operating segment and therfore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Compay derived 11% of its total revenues from a single external customer in 2024. For single reportable segment-level financial information, net income, total assets, and significant non-cash transactions, see the statements of financial condition, operations, Members' equity, and cash flows.

Income taxes – The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Members' income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the minimum state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

The Company is in accordance with the terms of FASB Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"),* which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2024, and does not expect any material adjustments to be made.

Fixed assets, net - Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years.

Amortization of leasehold improvements is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (Continued)

Advertising and promotional costs - The Company expenses advertising costs as incurred.

Contract balances and credit losses - The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

The Company takes into consideration the composition of its receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivable deemed uncollectible is written off against the allowance.

The Company had receivables related to contracts from customers of $672,148 and $475,543 at January 1, 2024 and December 31, 2024, respectively.

The Company had no deferred revenue at January 1, 2024 or December 31, 2024.

Leases - The Company accounts for its leases in accordance with FASB ASC 842 - Leases. The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

Lease Liabilities - A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, are measured using the index or rate at the commencement date. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

ROU assets - A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. The Company has elected, for all of its leases, to not separate lease and non-lease components. Each lease component is accounted for separately from other lease components, but together with the associated non-lease components.

3. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2024 all of Company's securities owned were Level 1 securities.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $3,142,677 which was $3,022,159 in excess of its required net capital of $120,518. The Company's ratio of aggregate indebtedness to net capital was 0.5752 to 1.

5. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on these accounts. As of December 31, 2024, the amount in excess of insured limits of $250,000 was $1,474,451.

Significant customers - The accounts receivable from two customers each accounted for more than 10% of total receivables, and collectively at 45%. One customer accounted for 11% of the Company's total revenues for the period.

6. Fixed Assets, Net

Fixed assets consist of the following at December 31, 2024:

	Cost	Accumulated Depreciation	Total
Furniture and fixtures	$ 758,576	$ (180,640)	$ 577,936
Leasehold improvements	141,190	(21,746)	119,444
Artwork	141,947	(57,760)	84,187
Computer equipment	69,642	(44,998)	24,644
Total	$ 1,111,355	$ (305,144)	$ 806,211

Depreciation expense for the period from January 1, 2024 to December 31, 2024 was $145,443.

7. Related Party Transactions

The Company had no related party transactions during the year 2024.

8. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may also make a discretionary contribution. No employer contributions have been made or accrued as of December 31, 2024.

9. Right of use asset and lease liability

The Company is a lessee in two noncancellable operating leases for office space.

In December 2017, the Company entered into a lease for its former headquarters in Manhattan Beach, CA under a non-cancelable operating lease expiring in December 2025. Included in the lease agreement is an option to renew through December 2030 which the Company determined it is not reasonably certain to exercise. During 2022 and 2023, the Company was in discussions with its landlord ("Onni") to negotiate relocating into an expanded premises within the same building, however, could not reach an agreement with Onni regarding certain build outs, building improvements, and related costs, and the Company decided to move out of this lease. On May 1, 2023, construction of new office space was completed and the Company took possession of a new office facility (see below). The Company notified Onni of intent to early terminate the lease and officially moved out of its former headquarters and removed all personal property as of June 30, 2023. The Company attempted to sublease the premises and engaged a broker, produced marketing materials, and actively advertised for a subtenant through August 31, 2023 upon which the Company ceased efforts to find a subtenant and declared the right of use asset abandoned as there is no alternative use. Effective August 1, 2023, the Company stopped making lease payments on this lease. Included in operating lease liabilities as of December 31, 2024 is $461,162 of unpaid rents from August 2023 through December 2024 the Company contractually owes.

The Company took possession of its current headquarters in El Segundo, CA in May 2023 under a non-cancelable operating lease expiring in March 2034. Included in the lease agreement is an option to renew through March 2039 which the Company determined it is not reasonably certain to exercise. Included in the operating right of use asset as prepaid rent on this lease at commencement was $1,254,196 of payments made by the Company prior to lease commencement for tenant improvement assets.

9. Right of use asset and lease liability (Continued)

In July 2023, the Company entered into a lease for a copier under a non-cancelable finance lease arrangement which expires in July 2028. Equipment held under finance lease arrangements had a cost of $8,314 and related accumulated amortization amounted to $2,436 as of December 31, 2024. Amortization of finance lease right-of-use assets is included within depreciation and amortization expense.

The components of lease expense recorded in general and administrative and interest expenses in the accompanying statement of operations for the year ended December 31, 2024 were as follows:

Finance lease costs:		
Amortization of right-of-use assets	$	1,663
Interest on lease liabilities		410
		2,073
Operating lease costs:		
Operating lease expense		1,376,539
		1,376,539
Total lease expense	$	1,378,612

Lease liability maturities for future fiscal years ending December 31 are as follows:

	Finance	Operating	Total
2025	$ 1,920	$ 1,975,564	$ 1,977,484
2026	1,920	1,218,963	1,220,883
2027	1,920	1,255,532	1,257,452
2028	960	1,293,198	1,294,158
2029		1,331,994	1,331,994
Thereafter	-	6,121,012	6,121,012
Total lease payments	6,720	13,196,263	13,202,983
Less amount representing interest	(656)	(2,986,007)	(2,986,663)
Present value of lease liabilities	$ 6,064	$ 10,210,256	$ 10,216,320

Other information related to the operating and finance leases is as follows:

	Finance	Operating
Weighted average remaining lease term	3.53 yrs	8.61 yrs
Weighted average discount rate	6.00%	6.00%

10. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. In accordance with FASB ASC 450 - Contingencies, the Company accrues for legal proceeding, inclusive of legal costs, when losses become probable and reasonably estimable. As of the end of each applicable reporting period, the Company reviews each legal proceedings to determine whether it is probable, reasonably possible, or remote that a liability has been incurred and, if it is at least reasonably possible, whether a range of loss can be reasonably estimated under the provisions of FASB ASC 450-20. In instances where the Company determines that a loss is probable and can reasonably estimate a range of loss with respect to such a matter, the Company records an accrual for the amount within the range that constitutes best estimate of the possible loss. When a loss is reasonably possible, but not probable, no accrual is recorded, but estimate of the possible range of loss is disclosed, where such estimate can be made in accordance with FASB ASC 450-20.

The Company does not have any commitments, contingencies and guarantees to report for the period from January 1, 2024 to December 31, 2024.

11. Subsequent Events

The Company has evaluated events and transactions that occurred through March 19, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.

One such event was the signing of an agreement on January 17, 2025 to settle the outstanding lease obligation for the prior office.

In January 2025, the Company entered into a Settlement Agreement and Release with Onni whereby both parties agreed to settle total outstanding obligations and mutually release each other from legal obligation for $600,000 to be payable in five quarterly installments beginning in January 2025 through January 2026. The Company may pay all or part of the settlement in advance of due dates without penalty. Pursuant to the settlement agreement, the Company is not relieved from legal obligation until full payment of the settlement.